Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Taylor Capital Group, Inc.

We consent to the incorporation by reference in the Registration Statement on Form S-8 of Taylor Capital Group, Inc. of our reports dated March 22, 2011, with respect to the consolidated balance sheets of Taylor Capital Group, Inc. as of December 31, 2010 and 2009, and the related consolidated statements of operations, changes in stockholders’ equity, and cash flows, for each of the years in the three-year period ended December 31, 2010, and the effectiveness of internal control over financial reporting as of December 31, 2010, which reports appear in the December 31, 2010 Annual Report on Form 10-K of Taylor Capital Group, Inc.

/s/ KPMG LLP

Chicago, Illinois

January 31, 2012